                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                FOUR TIMES SQUARE
                             NEW YORK, NY 10036-6522

                                     -----
                                 (212) 735-3000

                                                               December 22, 2004

VIA EDGAR

Laura Hatch
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549-1004

                   Re:      BlackRock Global Energy and Resources Trust
                            (File nos. 811-21656 and 333-121575)
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Dear Ms. Hatch:

         We electronically transmitted for filing on behalf of the BlackRock
Global Energy and Resources Trust (the "Trust"), Amendment No. 4 under the
Investment Company Act of 1940, as amended, to the Trust's registration statement on Form N-2 (the "Registration Statement"), which was filed to register additional common shares of the Trust pursuant to Rule 462(b) under the
Securities Act of 1933, as amended.

         If you have any questions or comments or require any additional information in connection with the Registration Statement, please telephone me at (212) 735-3507 or Michael Hoffman (212) 735-3406.

                                Very truly yours,

                                  /s/ Erik Chu